INVEST IN **VENUE BY XCINEX**

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Your at-home ticket to premium entertainment experiences





VENUE X

xcinex.com San Francisco CA

Technology Retail Entertainment Media Lifestyle

LEAD INVESTOR

Rajeev Prasad Physician, Chief Medical Officer, Healthcare Entrepreneur

I love the idea of bringing premium ticketed entertainment to the home environment. Stories are so valuable to all of us and the chance to bring film and entertainment closer to the viewer really excited me. Now, more than ever, I believe that XCINEX will transform the way we enjoy first run films, concerts, and events. Furthermore the platform can be refurbished for other uses and licensed to other companies in the entertainment space. The team led by Cihan has impressed me every step of the way and I'm looking forward to a bright and exciting future for XCINEX.

Invested $50,000 this round & $285,000 previously

Learn about Lead Investors

OVERVIEW DETAILS UPDATES 1 WHAT PEOPLE SAY 16 ASK A QUESTION 1

Highlights

1. VENUE utilizes AI and machine vision to expand the ticketed entertainment experience into the home.
2. VENUE has the potential to disrupt an $80B+ ticketed entertainment industry.
3. Global IP secured - Patents issued in the US (x2), South Korea, Canada, and Israel.
4. Highly experienced core team - execs from Warner Bros., Sony, Paramount, VIZIO, CBS, and Universal.
5. Huge data potential. Platform & device enables advanced data analytics.

Our Team



Cihan Fuat Atkin Founder & CEO

Brings over 15 years of experience in project consulting, financing, and management.

> We want to solve big underlying problems in the industry and bring convenient access to ticketed content for everyone. We care because we have a passion for storytelling and how it shapes the fabric of our global society.



Don Tannenbaum Co-Founder & EVP, Studio Relations

40+ years experience in sales and distribution as former SVP of Sales and New Technology at Warner Bros.



Charles Wingate CFO

25+ year media finance executive - Ex-Universal, Sony, and Awesomeness. MBA, USC Marshall. CPA (California & Maryland)

SEE MORE

Shopping, groceries, cars... It's 2021, and everything can be delivered directly to you. So why not premium entertainment experiences?



VENUE is a next-generation streaming platform combining convenience and access to bring ticketed experiences to your home, on-demand.

There's been hardly any innovation in the ticketed entertainment industry for over 100 years. Aside from the price of concessions, not much in the industry has changed.

No innovation in our space

Innovation in music entertainment	Innovation in TV entertainment	Innovation in ticketed entertainment for TV
🍎 Spotify	NETFLIX Roku	ticketmaster LIVE NATION FANDANGO atom NO INNOVATION HERE
RESULT : Consumption on demand	RESULT : Consumption on demand	RESULT : Barriers to consumption

Consumers want instant access to brand new ticketed content

KDIMEX – VENUE 2021   2

We've built VENUE to disrupt a stagnant industry and reinvent live venues and movie theaters with our patented AI and machine vision. VENUE means convenience, access, and privacy while enjoying ticketed content you love. Everything from live events, concerts, blockbuster movies, and Broadway shows, comedy shows... VENUE is a one-of-a-kind entertainment experience for your home.

The Problem(s)

The old model is riddled with limitations and hurdles like limited seating, screens, and showtimes. Inevitably, your access to premium entertainment is decided by where you live. There can also be hidden costs- gas for travel, parking, babysitters, and overpriced concessions.

Most importantly, however, the old model often leaves millions of people out of the process.

Unserved markets



Millions of people are left out
The traditional model had limitations even Pre-Covid19

- Limited locations
- Limited showtimes

- 45 million live in rural markets
- 16 million households have kids

- 24 million Americans are severely disabled

- 47 million immigrants with no access to native content



• Limited seating capacity
• Limited number of options
Now things are way worse.
2.8 million students in student housing
65+
49 million senior citizens

VENUE is here to disrupt the old system and make ticketed experiences direct-to-consumer. This creates an ecosystem of inclusiveness and consumer choice.

The VENUE Ecosystem

VENUE's product ecosystem is made up of three tiers- our flagship VENUEx streaming player, our lower-cost USB optical sensor VENUE Lite and our standalone VENUE App. This flexibility in our product offerings will help us scale and quickly gain a large footprint.


Our solutions

	Venue	Facebook Portal TV & Android TVs *Built in camera*	Amazon Fire TV, Xbox, Android TVs, PS5, *No built-in camera*	All other TVs
No hardware needed Venue App only		✖		
Venue Lite USB Camera			✖	
Venue Media Player				✖



Front view
Birds eye view

VENUEx



VENUEx is the flagship, first of its kind, streaming media player.

VENUE Lite




VENUElite is our USB
only optical sensor.

VENUEx and VENUE Lite Fit Seamlessly on Your TV



Our App


VENUE
TIKIT
HOME SETTINGS
Featured Apps
Once James Bond,
always James Bond.
Heineken
0.0
Recently Used
FANDANGO
Most Popular

Content images and logos are used for placement purposes only*

We're Patent Protected


Patent IP & Pending IP
Patents issued :
USA (2x) - Canada – Israel – S. Korea
Pending :
Europe, India, Two additional U.S patents
As featured in :

VENUE is patent protected in global markets including USA (2x), Canada, Israel and South Korea, with more countries pending. We own the IP for streaming and home ticketing.

Market Opportunity


T.A.M
Over $80 Billion USD


Theatrical movies
$42.2B Global Box Office
Per MPAA
$11.40 US/CAN
$30.80 ROW
$42.2B
Global
$22B+
Global
Concerts
$22B+ Global Box Office in 2019
Per PwC
VENUE
Sports
$20B+, 2019 -North America,
per PwC
$20B+
North America
Growth
opportunity
Other live events
Broadway shows, comedy specials, Esports, educational seminars, exercise classes, conventions, meet and greets, educational services and much more…
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Business Model


Revenue Streams
Tickets Per-Viewer
Fees on premium content ticket sales on VENUE App
Ad-Network
Fees generated for ads, placements
Analytics
Advanced analytics, granular customer metrics
Streaming Media Players
VENUE hardware
API Calls
3rd party apps on the VENUE media player can all our API to get demographic data about their audiences
XCINEX – VENUE 2021
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Summary

VENUE is a streaming platform for a new age of ticketed entertainment. We invite you to join us on our journey to disrupt a stagnant industry and redefine what is possible in storytelling. In an on-demand and global world without boundaries and limitations to the content we can enjoy, VENUE levels the playing field for all.

VENUE represents limitless possibilities for major blockbuster releases and independent live events/movies from around the world to maximize revenue and expand their audience. Our IP is protected, we have multiple potential revenue streams, and we have a highly experienced leadership team with a proven track record of success. Our launch is planned for later this year (Q4 2021) and our final market pilot takes place this Spring!

Now's the time. Join us and we'll disrupt the ticketed entertainment industry together.

Thank you for your consideration on behalf of the entire XCINEX team.